SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

September 30, 2022

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips shareholders appoint Roy Jakobs as next President and Chief Executive Officer”, dated September 30, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on September 30, 2022.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

September 30, 2022

Philips shareholders appoint Roy Jakobs as next President and Chief Executive Officer

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) announced that today’s Extraordinary General Meeting of Shareholders (EGM) appointed Roy Jakobs as the company’s next President and Chief Executive Officer, effective October 15, 2022, succeeding current President and Chief Executive Officer Frans van Houten.

"I am very pleased that Roy Jakobs has been appointed today as the next CEO of Philips,” said Feike Sijbesma, Chairman of the Supervisory Board of Royal Philips. "On behalf of the entire Supervisory Board, I would like to thank Frans for successfully leading Philips’ transformation into a focused, global solutions leader in health technology. We are convinced that Roy is the right successor to lead Philips’ efforts to help improve the health and well-being of people globally, and further shape the company for increased value creation for shareholders and all other stakeholders.”

"I have enjoyed and feel deeply privileged for having been given the opportunity to shape Philips onto a path of future relevance as we embraced health and healthcare innovation as our company focus,” said Frans van Houten, CEO of Royal Philips. “Much has been achieved in the past 12 years and I want to thank the many passionate, talented colleagues who have made this possible. Nevertheless, much remains to be done, and this will now be the task of the Executive Committee under the leadership of my successor. I wish Roy and the team much success.”

“I am honored to be appointed as the next CEO of Philips, and together with our Philips colleagues continue to help improve people’s health and well-being with meaningful innovations,“ said Roy Jakobs, incoming CEO of Royal Philips. “Philips is a unique company with a strong brand, more than 130 years of innovation power and a bright future as a leader in health technology solutions. I look forward to leading the company in a transparent way, empowering our people as we address the current challenges, while also shaping the next chapter of Philips.”

Additional information on the composition of Philips’ Board of Management and the Executive Committee can be found here.

For more information about the EGM, please click on this link.

For further information, please contact:

Elco van Groningen
Philips Global Press Office
Tel.: +31 6 8103 9584
E-mail: elco.van.groningen@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2021 sales of EUR 17.2 billion and employs approximately 79,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

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